EXHIBIT 12

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2005	2004	2003
(Loss) income before income taxes	$(94,447)	$132,013	$256,113
Add fixed charges:
Interest expense	176,071	250,334	314,288
Allocation of rent expense (1)	886	1,583	2,615

Total fixed charges	176,957	251,917	316,903

Income as adjusted	$82,510	$383,930	$573,016

Ratio of income to fixed charges	0.47	1.52	1.81

(1)	The allocation of rent expense for the years ended December 31, 2005, 2004 and 2003 includes rent payments charged against a liability established in accordance with the provisions of SFAS No. 146 for future rentals (net of anticipated sublease rentals) on office space the Company is no longer using. See Note M. “Costs Associated with Exit or Disposal Activities” for a further discussion.